UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

United eSystems, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

William R. Plummer 7624 Boltons Court Bradenton, FL 34201
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ ..

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). William R. Plummer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,198,000
	8	SHARED VOTING POWER 3,198,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,198,000
	10	SHARED DISPOSITIVE POWER 3,198,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,396,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.51%
14	TYPE OF REPORTING PERSON IN

Explanatory Note
Item 1.      Security and Issuer.

This statement on Schedule 13D relates to the common stock (the “Issuer Common Stock”) of United eSystems, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 15431 O’Neal Road, Gulfport, MS 39503.

Item 2.      Identity and Background.

(a)  The name of the person filing this statement is William R. Plummer (“Plummer”).

(b)  The business address of Plummer is 7624 Boltons Court, Bradenton, FL 34201.

(c)  Plummer’s current principal occupation is as Sales Manager for NetCom Data Southern Corp.

(d)  During the past five years, Plummer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, Plummer was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Plummer is a United States citizen.

Item 3.      Source and Amount of Funds or Other Consideration.

On August 22, 2008, a company of which Plummer and certain of his family members were shareholders was acquired by the Issuer in exchange for Issuer Common Stock. In this transaction, in exchange for the share ownership in the acquired entity, Plummer received 3,198,000 shares of Issuer Common Stock  and Plummer’s spouse received 3,198,000 shares of Issuer Common Stock.

Item 4.       Purpose of Transaction.

(a) – (j)  At the present time, Plummer has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.      Interest in Securities of the Issuer.

(a)  Plummer is the beneficial owner of a total of 6,396,000 shares of Issuer Common Stock or 24.51%.

(b)  Plummer has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of 3,198,000 of the shares of Issuer Common Stock beneficially owned.  Plummer’s spouse has the power to vote or direct the vote, and the sole power to dispose or direct the disposition, of 3,198,000 of the shares of Issuer Common Stock beneficially owned.  The name of Plummer’s spouse is Beverly Plummer, she shares the same address as set forth in Item 2(b), her occupation is as a Marketing Coordinator for NetCom Data Southern Corp. and the information set forth in Item 2(d) – (f) is true for Mrs. Plummer as if her name was substituted for Plummer’s.

(c)  Not Applicable.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not  Applicable.

Item 7.      Material to Be Filed as Exhibits.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2008

/s/ William R. Plummer
William R. Plummer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).